Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is majority owned by Jane Street Group, LLC (the "Parent"). JSES Holding, LLC, a wholly owned subsidiary of the Parent, holds a minority ownership stake which entitles it to one percent of the annual profits of the Company. The Company is a member of various exchanges, and the Financial Industry Regulatory Authority, Inc., who serves as its Designated Examining Authority.

The Company provides brokerage services to third-party broker-dealer clients and other institutional customers primarily on an agency basis. Third-party orders are generally executed by matching such orders against contra-side orders provided by affiliate entities. Upon request, the Company may also route customer orders directly to various exchanges. Additionally, the Company engages in riskless principal transactions, whereby the Company receives an order to buy or sell a security from a third-party client or customer, contemporaneously with an order to sell or buy a security from an affiliate entity. All terms and pricing of riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also facilitates intercompany securities transactions amongst certain affiliates. The Company clears its transactions through one clearing broker on a fully disclosed basis and does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America. The Company operates as a single segment under Accounting Standards Codification ("ASC") 280, *Segment Reporting*.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Commissions

Commission revenues are generated by the Company for acting as an agent on behalf of its customers, including certain affiliates, where the Company's performance obligation consists of trade execution services. Included in Other assets in the Statement of Financial Condition at December 31, 2019 are commissions receivable of $2,110,129, net of an allowance for credit losses of $48,838.

Income Taxes

The Company is a partnership for U.S. tax purposes. As a partnership, the partners are individually liable for U.S. federal, and certain state and local income taxes. The Company has made no provision for these taxes.

The Company is subject to New York City unincorporated business tax ("NYC UBT"). At December 31, 2019 the Company has a net receivable related to NYC UBT of $191,647 as a result of estimated payments made during the year. This amount is included in Other assets in the Statement of Financial Condition.

The Company is also subject to an annual California LLC tax ("CA LLC").

Other than NYC UBT and CA LLC tax, no additional provision is made in the accompanying financial statement for U.S. federal, state or local income taxes since such liabilities are the responsibility of the members. Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Operations. In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*, the Company has not accrued any amounts related to income tax positions and related uncertainties.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2019

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Furniture, equipment, and software are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets.

Fixed assets consist of the following:

	Depreciable Life in Years		At December 31, 2019
Furniture	7	$	11,848
Equipment	5		261,629
Software	3		23,550
Total fixed assets			297,027
Less accumulated depreciation and amortization			(193,362)
Fixed assets, net		$	103,665

Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)* ("ASU 2016-02"). Under this standard, lessees are required to recognize a right-of-use asset and a lease liability for virtually all leases other than those that meet the definition of a short-term lease. The Company adopted ASU 2016-02 on January 1, 2019 using the modified retrospective method of implementation. The adoption of this standard did not have an impact on the Company's financial statement.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)* ("ASU2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2019

2. Summary of Significant Accounting Policies (continued)

will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 is not expected to have a material impact on the Company's financial statement.

3. Fair Value of Financial Instruments

At December 31, 2019, the Company did not own any financial instruments other than cash.

4. Concentration of Credit Risk

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

Additionally, the Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. In accordance with its clearing agreement, the Company has agreed to indemnify its clearing broker for losses, if any, which the clearing broker may sustain from securities transactions introduced or conducted by the Company.

The risk of default depends on the creditworthiness of each counterparty. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

5. Due from Broker

The Due from broker balance in the Statement of Financial Condition includes a clearing deposit of $3,000,000 held at its clearing firm. The remainder of the balance is mainly composed of commissions collected on third-party client transactions, offset by various transaction fees.

6. Intercompany and Related Party Transactions

The Parent pays for payroll and certain operating expenses on behalf of the Company. The amount reflected as Due to Parent in the Statement of Financial Condition is comprised of the unpaid portion of these expenses.

6. Intercompany and Related Party Transactions (continued)

Certain affiliates pay for various operating expenses on behalf of the Company. The unpaid amount of these expenses is netted within the Due to and from affiliates balances in the Statement of Financial Condition.

Separate from the above, the Company earns commission revenues from its affiliates. For certain third-party client orders the Company earns commissions and may make an incentive payment to its affiliates for acting as a counterparty to such orders. The uncollected commissions earned and incentive fee payable are netted within the Due to and from affiliates balances in the Statement of Financial Condition.

Upon direction from its Operating Committee, units of the Parent are issued to certain members, including those that provide services to the Company. The equity units and IP units are a means of distributing the consolidated residual profit and loss of the Parent. All of these units are issued at the Parent level. The Parent has made a policy election to account for the units awarded to members who provide services to the Company as distributions from equity.

7. Members' Equity

At December 31, 2019, Members' equity is composed of the following:

Class A Interests - Jane Street Group, LLC	$ 13,466,913
Class B Interests - JSES Holding, LLC	209,649
Members' equity	$ 13,676,562

Although Class B interests are entitled to no voting rights, such interests entitle the holder to a distribution preference in the event of liquidation up to the value of the corresponding capital account balance.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). Effective September 2019, the Company elected to compute its net capital under the alternative method permitted by the rule, which requires that its minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items. Prior to this election, the Company computed its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $5,000 or 6-2/3%

8. Regulatory Requirements (continued)

of aggregate indebtedness. At December 31, 2019, the Company had net capital of $7,215,292, which exceeded the requirement of $250,000 by $6,965,292.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC.

9. Subsequent Events

The Company has evaluated events through the date that this financial statement was available to be issued.